Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

September 1, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plastec Technologies, Ltd.
Post-Effective Amendment No. 12 to Registration Statement on Form F-1
Filed August 22, 2022
File No. 333-185212

Ladies and Gentlemen:

On behalf of Plastec Technologies, Ltd. (the “Company”), we respond as follows to the Staff’s comment sent on August 31, 2022, relating to the above-captioned Registration Statement on Form F-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

1.	Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

We will include the requested changes in the next filing of the Registration Statement on the cover page of the prospectus and in the prospectus summary and risk factors as indicated in the attached changed pages.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Kin Sun Sze-To